March 15, 2011

By Overnight Delivery,

Facsimile Transmittal and

EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7410

Attention:	Lauren Nguyen, Attorney-Advisor
Division of Corporation Finance

Re:	Universal Corporation

Form 10-K for the Fiscal Year Ended March 31, 2010

Filed May 27, 2010

Definitive Proxy Statement on Schedule 14A

Filed June 29, 2010

File Number 001-00652

Dear Ms. Nguyen,

As General Counsel of Universal Corporation, a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated March 7, 2011, to George C. Freeman, III, Chairman, President and Chief Executive Officer of the Company (the “Commission Comment Letter”).

Set forth below are the Company’s responses. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company. When used in our response, the “Company,” “we,” “us,” and “our” refer to Universal Corporation.

Form 10-K for the Fiscal Year Ended March 31, 2010

Exhibits 31.1 and 31.2

1.	We note the identification of the certifying individual at the beginning of each certificate required by Item 601(b)(31) of Regulation S-K also includes the titles of each certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual’s title.

Ms. Lauren Nguyen

Securities and Exchange Commission

March 15, 2011

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings, the Company will not include the title of each certifying individual at the beginning of each certificate required by Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 34

2.	We note that you provided matching gifts for your named executive officers for the fiscal year ending on March 31, 2010. As the total amount of all perquisites or other personal benefits for an individual named executive officer is more than $10,000, please revise, in future filings, the Summary Compensation Table to include the amounts of such matching gifts for each named executive officer. Refer to Item 402(c)(2)(ix) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings, in accordance with Item 402(c)(2)(ix) of Regulation S-K, assuming the total amounts of all perquisites or other personal benefits for an individual named executive officer is more than $10,000, the Company will include in the “All Other Compensation” column of the Summary Compensation Table the amounts of matching gifts, if any, provided for each named executive officer.

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 254-3774.

Sincerely,

/s/ Preston D. Wigner, Esq.
Preston D. Wigner, Esq. Vice President, General Counsel, Secretary and Chief Compliance Officer